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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


               Under the Securities Act of 1934 (Amendment No. 3)

                                   Unify Corp.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                  904743101000
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                                 (CUSIP Number)

                              Kenneth A. Korb, Esq.
        Perkins, Smith & Cohen, LLP, One Beacon Street, Boston, MA 02108
                                 (617) 854-4000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 22, 1998
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             (Date of Event which Requires Filing of This Statement)


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CUSIP No. 904743101000                                               Page 2 of 4

                                  SCHEDULE 13D

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1     NAME OF REPORTING PERSON
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William J. Eisen, Agent for the Blind Trust u/d/t dated 3/26/93,
      Katherine O'Donnell, as Settlor (hereinafter the "Blind Trust")
      04-6728218
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                        (b) [ ]

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [ ]
      ITEMS 2(d) or 2(e)

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Organized under the laws of the Cook Islands, South Pacific
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               7     SOLE VOTING POWER
                     512,150
  NUMBER OF    -----------------------------------------------------------------
    SHARES     8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY    -----------------------------------------------------------------
     EACH      9     SOLE DISPOSITIVE POWER
  REPORTING          512,150
    PERSON     -----------------------------------------------------------------
     WITH      10    SHARED DISPOSITIVE POWER

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      512,150
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.25%
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14    TYPE OF REPORTING PERSON*

      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


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CUSIP No. 904743101000                                               Page 3 of 4

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

      Class of Securities: Common Stock

      Unify Corp.
      181 Metro Drive, Suite 300
      San Jose, CA 95110

ITEM 2. IDENTITY AND BACKGROUND

      (a)   Name: William J. Eisen, Agent for The Blind Trust u/d/t 3/26/93

      (b)   Residence or business address:

            William J. Eisen, Agent for The Blind Trust u/d/t 3/26/93 c/o Lourie & Cutler, P.C., 60 State Street, Boston, MA 02109

      (c)   Not applicable.

      (d)   Not applicable.

      (e)   Not applicable.

      (f) The Blind Trust which was organized under the laws of the Cook Islands, South Pacific.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Blind Trust: $2,236,131.81; source of funds is personal and not borrowed or otherwise obtained; securities were acquired by purchase.

ITEM 4. PURPOSE OF TRANSACTION

      The purpose of the transaction was solely for investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a)   The Blind Trust
            aggregate number of shares: 512,150
            percentage of class of securities: 6.25%


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CUSIP No. 904743101000                                               Page 4 of 4

                                  SCHEDULE 13D

      (b)   The Blind Trust
            Sole voting power: 512,150
            Shared voting power: 0
            Sole dispositive power: 512,150
            Shared dispositive power: 0

      (c)   70,000 shares

      (d) No other person has such rights other than the respective reporting person.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Blind Trust does not have any arrangement or other understanding with others, with respect to the securities of the issuer, other than to make an investment in such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Not applicable.

NOTE: Please see the copy of Agency Agreement dated August 16, 1994, which was submitted as an Exhibit with the original paper filing of Schedule 13D, on or about February 21, 1997, and is incorporated herein by this reference, as evidence of the authority of the agent to sign this statement on behalf of The Blind Trust.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    The Blind Trust u/d/t dated 3/26/93


Date: June 4, 1998                  /s/ William J. Eisen
                                    -------------------------------------------
                                    Signature
                                    Name/Title: William J. Eisen, Agent